UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Original Filing)(1)

Central Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

152418109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 152418109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Burnham Financial Services Fund 13-4052634

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,050 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 100,050 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,050 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.10%

12.	Type of Reporting Person (See Instructions)

Item 1.
	(a)	Name of Issuer Central Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 399 Highland Avenue Somerville, MA 02144-2516

Item 2.
	(a)	Name of Person Filing Burnham Financial Services Fund
	(b)	Address of Principal Business Office or, if none, Residence 1325 Avenue of the Americas, 26th Fl New York, NY 10019
	(c)	Citizenship Burnham Financial Services Fund is a series of Burnham Investors Trust, which is a statutory trust organized under the laws of the state of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 152418109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Burnham Financial Services Fund (the “Fund”) is a registered open-end investment company that beneficially owns the shares of the Issuer’s common stock set forth below. The sole right to vote and dispose of the shares of the Issuer’s common stock has been delegated by the Fund’s investment adviser, Burnham Asset Management Corporation, to Mendon Capital Advisors Corp. (“Mendon”), in Mendon’s capacity as an investment subadviser.

(a) Amount beneficially owned: 100,050 shares
(b) Percent of class: 6.10%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 100,050 shares
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of 100,050 shares
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Burnham Financial Services Fund (the “Fund”) is a registered open-end investment company that beneficially owns 6.10% of the Issuer’s common stock. The sole right to vote and dispose of the shares of the Issuer’s common stock has been delegated by the Fund’s investment adviser, Burnham Asset Management Corporation, to Mendon Capital Advisors Corp., a registered investment adviser (“Mendon”), in Mendon’s capacity as an investment subadviser. To the knowledge of the Fund, no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer, other than Mendon, which beneficially owns 7.50% of the Issuer’s common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2007.

Burnham Financial Services Fund

By:	/s/ Michael E. Barna
	By:	Michael E. Barna
	Its:	Chief Financial Officer